Filed by Vine Hill Capital Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vine Hill Capital Investment Corp.

Commission File No.: 001-42267

coinshar e s.com Q4 2025 ANNOUNCEMENT

Dear Shareholders, Positioning CoinShares for its next phase of growth The second half of 2025 was a period of both meaningful progress and considerable complexity for the Group . We continued to advance our proposed U . S . Business Combination transaction and Nasdaq listing, strengthened the breadth of our product platform, and saw the European regulatory environment move further in a direction that supports our long - term distribution strategy . At the same time, we navigated a number of external factors — including a U . S . government shutdown and the requirements of a confidential SEC filing process — that have required careful management of both our disclosure obligations and our strategic timeline . Operationally, the Group’s performance across the second half of 2025 broadly tracked developments in the digital asset market, with a strong third quarter followed by a more moderate fourth quarter that was comparable to conditions seen in the first half of the year . Announcement format and disclosure considerations The format of this announcement differs from that of previous quarterly updates . As previously communicated, the Company received a waiver from Nasdaq Sweden in respect of its Q 3 2025 announcement due to its ongoing confidential filing process with the U . S . Securities and Exchange Commission (“SEC”) . The release of full financial information during this period would have resulted in a delay of the U . S . Business Combination transaction . Notwithstanding these constraints, we remain conscious of the importance of keeping the market appropriately informed and of our disclosure obligations arising from our listing in Sweden as we close out Q 4 and the year . This announcement has therefore been prepared (comprised predominantly of AuM related information which is available on our website) to provide a business update to meet those obligations, while preserving the integrity and progress of the U . S . regulatory process . We look forward to publishing our full annual report, ahead of the end of April, once the audit has been finalised . Q 3 and Q 4 2025 – Market conditions and business performance While the Group did not publish a standalone Q 3 2025 update for the reasons outlined above, market conditions during the third quarter were supportive . Bitcoin increased from approximately USD 108 k at the end of June 2025 to USD 114 k at the end of Q 3 , while Ethereum rose from approximately USD 2 . 5 k to USD 4 . 2 k over the same period . This positive price performance drove a significant increase in the Group’s assets under management (disclosed within this update), which has a direct impact on management fee generation and the Group’s capacity to realise capital markets - related gains . During Q 4 2025 , digital asset markets experienced a reversal in momentum . Bitcoin declined to approximately USD 88 k at year end, while Ethereum closed the year at approximately USD 2 . 9 k . Average prices over the quarter were broadly comparable to those seen in the first half of 2025 , and as a result, business performance during Q 4 was of a similar nature to that experienced earlier in the year . Throughout the period, the Group has remained mindful of its obligations under the Market Abuse Regulation, and any developments that would reasonably be expected to have a material impact on the Group’s financial position or performance outside of general market movements would have been disclosed accordingly . European distribution and regulatory developments Across a number of European markets, regulatory frameworks have continued to evolve in a direction that is supportive of broader retail access to digital asset exchange - traded products . These developments are meaningful for the Group’s distribution strategy and long - term revenue generation capacity . In the United Kingdom, the Financial Conduct Authority has opened access to crypto - backed exchange - traded notes for retail investors . In France, the AMF has MESSAGE FROM THE CEO pursued a comparable approach . These are not incremental adjustments ; they represent structural shifts in how European regulators assess the suitability of digital asset investment products for a wider investor base . Distribution activity has followed accordingly . French investors are now able to access our products through BoursoBank . In the Nordics, our products are available via Avanza and Nordnet, and Nordea — the largest financial services group in the region — now lists CoinShares products for its clients . In Germany, we are distributed through platforms including Scalable Capital and Trade Republic . In the UK, Trading 212 is listing our products . Italy and Switzerland continue to progress on their own respective trajectories toward broader accessibility . What is significant from a shareholder perspective is that these developments are being captured through infrastructure that has been in place for some time . Over the past decade, the Group has invested in securing exchange listings, building broker relationships, and ensuring product compliance across multiple jurisdictions . As new markets open to regulated retail access, CoinShares products are, in most cases, already available through existing channels, and where listings are not yet in place, the Group maintains established relationships with the relevant brokerage platforms and is in active discussions to secure distribution . This positioning reflects a deliberate strategic choice . The Group anticipated the direction of travel in European retail regulation before much of the industry had acknowledged its likelihood . As access broadens, we believe the Group is well placed to benefit from the resulting flows . U.S. transaction and registration statement progress We continue to work towards completion of the proposed Business Combination transaction with Vine Hill Capital Investment Corp, which would result in CoinShares becoming a wholly owned subsidiary of Odysseus Holdings Limited, publicly listed on Nasdaq U . S .. A major milestone in this process was the confidential submission of the registration statement, as announced on 26 November 2025 , at which time we indicated that we expected the transaction to complete around the end of Q 1 2026 . While the process was impacted by the U . S . government shutdown, we are continuing to work towards the previously communicated timeline and have made further progress in recent weeks . On 22 January 2026 , we announced that a Jersey court directions hearing has been scheduled for 17 February 2026 . This hearing represents a key procedural milestone in the proposed Scheme of Arrangement, at which the Court will be asked to approve the form of shareholder documentation and provide directions for convening the requisite shareholder meetings . Financial information update The Group’s financial statements, issued in accordance with IFRS accounting standards as adopted by the United Kingdom, for the year ended December 2024 , together with the interim period ended June 2025 , each containing comparative information, have been identified as requiring restatement . This restatement, including the quantification of the adjustments, have arisen as a consequence of the U . S . filing, which includes financial statements issued in accordance with IFRS as issued by the IASB . Such financial statements will be available at the time the U . S . filing is made public in the United States . The Company will include the relevant restatement disclosures in its financial statements issued in accordance with IFRS accounting standards as adopted by the United Kingdom for the year ended December 2025 . The restatements include: • • • The classification of the Group’s digital asset holdings as intangible assets and the presentation of related fair value movements in the statement of comprehensive income rather than as part of net income . The classification of the Group’s employee incentive plan as a liability rather than equity settled . A previously recognised investment impairment being reclassified to the appropriate prior reporting period to reflect the timing of the underlying impairment event . The assumed impact on the Group’s Adjusted EBITDA for the restated periods has been summarised and made available on the Company website to provide an overview for shareholders in advance of the restated financials being made available in full . Looking ahead, the Group is progressing its transition towards U . S . GAAP, which benefits from clearer and more specific guidance issued by the Financial Accounting Standards Board in respect of digital assets . The Group intends to align the adoption of U . S . GAAP with the completion of the proposed Business Combination transaction and hopes to prepare its annual report under U . S . GAAP for the year ended 31 December 2025 , although we will continue to keep the market informed as this process develops .

In parallel, BDO, who were appointed last year to complete the requisite audit work under Public Company Accounting Oversight Board (“PCAOB”) standards for the proposed Business Combination transaction, are assuming the role of Group auditor on an ongoing basis, with the audit for the financial year ended December 2025 currently in progress . We look forward to working closely with BDO as we continue to strengthen the Group’s reporting framework and governance as we enter the next phase of our growth . Dividend The Board has resolved to pay a dividend for the year ended 31 December 2025 of $ 0 . 33 per share, equating to approximately $ 21 . 5 million . A further announcement will be made in due course regarding the timing of the proposed dividend payment . Outlook The Group enters 2026 with a strengthened operational foundation, a regulatory environment that continues to evolve in a supportive direction, and a product platform that now spans both passive and actively managed strategies . In parallel, the Group has continued to develop its Hybrid Finance investment thesis — the view that traditional and blockchain - based financial infrastructure are converging rather than competing . This thesis is increasingly being reflected in the Group’s business development activities, with work underway to extend the product offering into areas aligned with the growth of stablecoins, the tokenisation of real - world assets, and multi - source yield arbitrage opportunities . The priorities ahead are centred on execution : converting the distribution access secured across European markets into assets under management, delivering new product launches to meet client demand, and continuing to build long - term value for shareholders who recognised the opportunity at an early stage . Sincerely, Jean - Marie Mognetti Co - Founder and Chief Executive Officer

HIGHLIGHTS FOR Q4 2025 GROUP / STRATEGIC HIGHLIGHTS In Q 4 , the Group remained focused on expanding its product suite and advancing the proposed U . S . transaction, against a backdrop of declining digital asset prices from the all - time highs seen in early October . • From a product development perspective, following the launch of CoinShares SEI Staking ETP with zero management fees and a 2 % staking yield on 29 July 2025 , the Group further broadened its retail product range with the launch of the CoinShares Toncoin Staking ETP (also featuring zero management fees and a 2 % staking yield) on 28 October 2025 . • In the U . S . , the Group launched the CoinShares Altcoins ETF (ticker : DIME) on 7 October 2025 , an innovative U . S . ETF providing diversified exposure to a basket of altcoins beyond Bitcoin and Ethereum through crypto ETPs accessible via traditional brokerage accounts, addressing a segment of the digital asset market previously unavailable to U . S . investors . • From a transaction perspective, the Group successfully confidentially submitted a draft registration statement on Form F - 4 to the U . S . Securities and Exchange Commission on 21 November 2025 as part of the proposed business combination with Vine Hill Capital Investment Corp . , marking a key regulatory milestone toward the completion of the transaction, subject to customary closing conditions and approvals . • Concurrently, the Group outlined its strategic product approach for the U . S . market, emphasising the application of its institutional - grade research capabilities and crypto expertise to introduce innovative product categories (including crypto equity exposure vehicles, thematic baskets, and actively managed strategies) tailored to the competitive dynamics of the American market as it prepares for its U . S . public listing . • On 1 October 2025 , the Group announced the proposed acquisition of Bastion Asset Management Limited, a London - based, FCA - regulated crypto - focused alternative investment manager . The acquisition is subject to regulatory approval from the UK Financial Conduct Authority . ASSET MANAGEMENT • Total gross assets under management declined by USD 644 m ( 8% ) during the second half of 2025 , reflecting a slowdown in digital asset prices . This was partially offset by net inflows of USD 83 m over the six - month period . • Favourable price movements in Q 3 2025 , with BTC rising from USD 107 k to USD 114 k, drove a USD 1 . 7 bn increase in AuM, partially offset by net outflows of USD 227 m during the quarter . • During Q 3 , flows in XBT continued to reflect profit taking by longstanding investors, culminating in USD 417 m of net outflows . In contrast, CoinShares Physical demonstrated continued strength, recording USD 261 m of net inflows over the quarter . • In Q 4 , the closing BTC price declined to USD 88 k, leading to a USD 2 . 5 bn reduction in AuM attributable to underlying digital asset price movements . • Despite market - wide price declines, net inflows of USD 310 m were recorded in Q 4 , primarily driven by continued inflow into the CoinShares Physical ETP portfolio which demonstrated USD 402 m of inflows during the quarter . GROSS AUM Q3/Q4 2025 8,048 1,787 9,608 310 (227) (2,515) 7,404 Q2 2025 Net Flow Price Movement Q3 2025 Net Flow Price Movement Q4 2025 10000 8000 6000 4000 2000 $8,048m $1,787m $9,608m $310m $7,404m ($227m) ($2,515m) 10,000 8,000 6,000 4,000 2,000 0 0 AuM ($ms)

COINSHARES XBT PROVIDER • CoinShares XBT Provider recorded a USD 296 m ( 9% ) increase in AuM during Q 3 , followed by a decline to USD 1 . 2 bn ( 33% ) over the course of Q 4 . • Favourable price movements in Q 3 were offset by price declines in Q 4 , resulting in a net reduction in XBT AuM of USD 237 m across the second half of 2025 attributable solely to price . • Launched in May 2025 , the XBT altcoin product range, while still in its early stages, with AuM increasing to USD 14 . 1 m, supported by total net inflows of USD 540 k during the second half of 2025 . COINSHARES PHYSICAL • CoinShares ETPs recorded a marginal increase of USD 81 m ( 3% ) in AuM over the second half of 2025 , closing the year with total gross AuM of USD 2 . 8 bn . • Despite weak price performance in the latter part of the year, CoinShares ETPs generated strong net inflows across H 2 2025 . The primary contributors were the CoinShares Bitcoin ETP and CoinShares Solana Staking ETP . These inflows were largely offset by a USD 582 m decline in AuM attributable to price weakness, primarily in Q 4 . • Two new products were launched during the second half of 2025 , the CoinShares SEI Staking ETP and CoinShares Toncoin Staking ETP, which closed the year with combined AuM of USD 3 m . COINSHARES PHYSICAL - ASSETS UNDER MANAGEMENT COINSHARES XBT PROVIDER AUM Q3/Q4 2025 AuM ($m) $2,741m $2,660m $1,789m $710m $1,067m $709m - 3,500 3,000 2,500 2,000 1,500 1,000 500 4,000 AuM ($m) Q2 2025 XBT Bitcoin Q3 2025 XBT Ethereum Q4 2025 XBT Other $147m $96m $307m $120m $651m $230m $211m $387m $516m $296m $393m $305m $1,952m $1,694m $1,788m - 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 Q2 2025 Q4 2025 Q3 2025 Bitcoin Ethereum Solana XRP Other

BLOCK INDEX • The CoinShares Block Index demonstrated sustained AuM growth amid volatile market conditions, increasing by USD 315 m ( 31% ) over the second half of 2025 and closing the year with total AuM of USD 1 . 3 bn . • Strong net inflows of USD 151 m over the six month period were complemented by favourable price movements, which contributed a further USD 164 m to AuM, reflecting gains in the underlying basket of benchmark equities . COINSHARES VALKYRIE • The CoinShares Valkyrie ETF platform experienced a reduction in total gross AuM of USD 102 m ( 12% ) over the second half of 2025 , closing the year with total gross AuM of USD 758 m . • Flows remained relatively stable over the period, with AuM within the product impacted by weak digital asset market performance during the second half of the year . • During the period, the CoinShares Altcoins ETF (DIME) was launched as part of the Valkyrie ETF platform, providing investors with exposure to the altcoin market . By year - end 2025 , the fund had accumulated total AuM of USD 2 m . BLOCK INDEX AUM Q3/Q4 2025 COINSHARES VALKYRIE AUM Q3/Q4 2025 $1,017m $1,294m $1,333m 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 Q2 2025 Q3 2025 Block Index Q4 2025 AuM ($bn) $182m $273m $228m $629m $681m $503m $32m $41m $25m 0.0 0.2 0.4 0.6 0.8 1.0 Q2 2025 Q4 2025 AuM ($bn) Q3 2025 WGMI BRRR BTF $48m

CAPITAL MARKETS HIGHLIGHTS

- Capital Markets activity benefited from strong digital asset price action in Q3 2025, particularly driven by increased staking-related activity in Ethereum, which supported elevated trading volumes and revenues during the period.
- Activity levels moderated in Q4 2025, broadly in line with the pullback in digital asset prices and reduced market volatility, with performance tracking expectations given the wider market environment.
- Lending activity remained resilient and consistent throughout the quarter, reflecting disciplined risk management and steady demand from counterparties despite softer market conditions.
- The business unit benefited materially from its role in supporting strong flows across CoinShares' XBT Provider ETPs, leveraging its market-making, hedging and liquidity provision capabilities to facilitate investor demand and maintain efficient product pricing.

EVENTS AFTER PERIOD END

- On 14 January 2026, the Group announced that the Board had approved the appointment of BDO LLP as its statutory auditor to support its U.S. listing strategy. BDO LLP is registered with the Public Company Accounting Oversight Board (PCAOB), satisfying a regulatory requirement for companies listed on U.S. exchanges and representing a strategic step in advancing the proposed U.S. transaction.
- On 22 January 2026, CoinShares confirmed that the Royal Court of Jersey has set a directions hearing for 17 February 2026 in connection with the proposed business combination with Vine Hill Capital Investment Corp. This procedural milestone will consider the form of shareholder documentation and provide directions for convening the requisite meetings under the Scheme of Arrangement, with publication of the Scheme Circular expected thereafter.
- On 30 January 2026, CoinShares announced that it has received irrevocable undertakings from all board members holding shares and certain other shareholders to vote in favour of the Scheme of Arrangement and related resolutions required to complete the proposed transaction with Vine Hill. In aggregate, these undertakings represent approximately 80% of all issued shares and votes in CoinShares, demonstrating substantial shareholder backing.
- On 4 February 2026, CoinShares announced that Odysseus Holdings Limited ("Holdco"), which will become the publicly-listed holding company of CoinShares upon completion of the parties' previously announced Business Combination, had submitted an amended draft registration statement on Form F-4 (the "F-4") on a confidential basis to the U.S.SEC in response to their comments received, representing continued progress in the regulatory review process and following the confidential submission of the initial draft registration statement on 21 November 2025.
- The digital asset market has experienced notable price declines in early 2026, with Bitcoin sliding back toward levels last seen at the end of 2024. These declines reflect broader market volatility.

GROUP AUM 31 December 2025 30 September 2025 30 June 2025 Q4 2025 Q4 movement Q3 2025 Q3 movement Q2 2025 USD $’000 2,512,070 (1,235,192) 3,747,262 296,477 3,450,785 CoinShares XBT (i) 2,800,822 (771,692) 3,572,515 852,612 2,719,902 CoinShares Physical (ii) 1,332,606 38,466 1,294,140 276,826 1,017,314 Block Index (iii) 758,181 (236,376) 994,557 134,768 859,789 CoinShares Valkyrie (iv) 7,403,679 (2,204,795) 9,608,474 1,560,684 8,047,790 Total AuM 6,388,653 (1,893,555) 8,282,208 1,438,275 6,843,933 Total fee - paying AuM (I) COINSHARES XBT 31 December 2025 30 September 2025 30 June 2025 Q4 2025 Q4 movement Q3 2025 Q3 movement Q2 2025 USD $’000 1,788,764 (871,012) 2,659,776 (80,815) 2,740,591 XBT Bitcoin 709,192 (358,106) 1,067,298 357,104 710,194 XBT Ethereum 14,114 (6,074) 20,188 20,188 - XBT Other 2,512,070 (1,235,192) 3,747,262 296,477 3,450,785 Total AuM

(II) COINSHARES PHYSICAL 31 December 30 September 30 June 2025 2025 2025 Q4 2025 Q4 movement Q3 2025 Q3 movement Q2 2025 USD $’000 1,693,932 (258,192) 1,952,124 164,146 1,787,979 CoinShares Physical Bitcoin 393,410 (122,160) 515,570 210,141 305,430 CoinShares Physical Ethereum 387,221 (264,017) 651,239 355,223 296,016 CoinShares Physical Solana 229,863 (76,781) 306,644 96,134 210,509 CoinShares Physical XRP 96,396 (50,542) 146,938 26,969 119,969 CoinShares Physical Other 2,800,822 (771,692) 3,572,515 852,612 2,719,902 Total AuM 2,232,928 (597,903) 2,830,831 763,662 2,067,169 Total fee - paying AuM 31 December 30 September 30 June (III) BLOCK 2025 2025 2025 Q4 2025 Q4 movement Q3 2025 Q3 movement Q2 2025 USD $’000 1,332,606 38,466 1,294,140 276,826 1,017,314 Block Index (IV) COINSHARES VALKYRIE 31 December 30 September 30 June 2025 2025 2025 Q4 2025 Q4 movement Q3 2025 Q3 movement Q2 2025 USD $’000 228,425 (44,752) 273,177 90,712 182,465 WGMI 503,455 (177,161) 680,616 51,563 629,053 BRRR 24,550 (16,214) 40,764 (7,506) 48,271 BTF 1,752 1,752 - - - DIME 758,181 (236,376) 994,557 134,768 859,789 Total AuM 311,049 (98,926) 409,975 101,310 308,665 Total fee - paying AuM

Financial calendar 2025 Annual Report Q1 2026 Earnings Report Annual General Meeting Q2 2026 Earnings Report Q3 2026 Earnings Report Q4 2026 Earnings Report April 30 2026 May 19, 2026 May 29, 2026 July 28, 2026 November 17, 2026 February 23, 2027 Please note that the financial calendar will be impacted by the proogression of the proposed transaction, with any changes announced as soon as practicable Auditor’s review This quarterly announcement has not been reviewed by the Company’s auditors

CONTACT CoinShares InternaTonal Limited 2nd Floor 2 Hill Street St Helier Jersey, JE2 4UA Channel Islands Website: coinshares.com Email: enquiries@coinshares.com

IMPORTANT INFORMATION

General

This communication relates in part to the proposed business combination (the “Business Combination” and the other transactions contemplated by the Business Combination Agreement among CoinShares, Vine Hill Capital Investment Corp. (“Vine Hill”), Odysseus Holdings Limited (“Holdco”) and the other parties thereto (collectively, the “Transactions”)) among Vine Hill, CoinShares and Holdco. The information contained herein does not purport to be all-inclusive and none of Vine Hill, CoinShares, Holdco or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this communication.

Additional Information and Where to Find It

In connection with the Transactions, CoinShares, Vine Hill and Holdco plan to file a Registration Statement on Form F-4 (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a preliminary proxy statement of Vine Hill and a prospectus of Holdco relating to the offer of the securities to be issued to Vine Hill’s securityholders in connection with the completion of the Business Combination (the “Proxy Statement/Prospectus”). The definitive proxy statement and other relevant documents will be mailed to Vine Hill shareholders as of a record date to be established for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. Vine Hill, CoinShares and/or Holdco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF VINE HILL AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH VINE HILL’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT VINE HILL, COINSHARES, HOLDCO AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Vine Hill, CoinShares and/or Holdco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Vine Hill Capital Investment Corp., 500 E Broward Blvd, Suite 900, Fort Lauderdale, FL 33394, or upon written request to CoinShares or Holdco at c/o CoinShares International Limited, 2nd Floor, 2 Hill Street, JE2 4UA St Helier Jersey, Channel Islands.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Vine Hill, CoinShares, Holdco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Vine Hill’s shareholders in connection with the Transactions. You can find information about Vine Hill’s directors, executive officers, certain of their shareholders and other members of management and employees and their interest in Vine Hill can be found in the sections entitled “Directors, Executive Officers and Corporate Governance – Conflicts of Interest,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Party Transactions” of Vine Hill’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 26, 2025 and is available free of charge at the SEC’s website at www.sec.gov and at the following URL: sec.gov/Archives/edgar/data/2025396/000101376225002707/ea0234943-10k_vinehill.htm. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

A list of the names of the directors, executive officers, other members of management and employees of CoinShares and Holdco, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement to be filed with the SEC. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.

No Offer or Solicitation

The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Vine Hill, CoinShares or Holdco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication includes “forward-looking statements” with respect to Vine Hill, CoinShares and/or Holdco within the meaning of the federal securities laws. These forward-looking statements include all statements other than statements of historical fact, including, without limitation, the timing of, and the satisfaction of closing conditions to, completion of the Transaction. The expectations, estimates and projections of the businesses of CoinShares and Vine Hill may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. In some cases, you can identify forward-looking statements by terminology such as “according to estimates”, “anticipates”, “assumes”, “believes”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “is of the opinion”, “may”, “plans”, “potential”, “predicts”, “projects”, “targets”, “to the knowledge of”, “should”, “will”, “would”, or the negatives of these terms, variations of them or similar terminology, although not all forward-looking statements contain such identifying words.

Such forward-looking statements are subject to risks, uncertainties, and other factors which may adversely affect CoinShares’ and Holdco’s ability to implement and achieve their plans and objectives set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding CoinShares’ and Holdco’s present and future policies and plans and the environment in which CoinShares and Holdco will operate in the future. Many actual events or circumstances are outside of the control of CoinShares, Holdco or Vine Hill. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this communication. Factors that may cause such differences include, but are not limited to: (1) the Transactions not being completed in a timely manner or at all, which may adversely affect the price of Vine Hill’s and/or CoinShares’ securities; (2) the Transactions not being completed by Vine Hill’s business combination deadline; (3) failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of Vine Hill’s and CoinShares’ shareholders and obtaining the requisite Acts of the Royal Court of Jersey; (4) failure to realize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of CoinShares and Holdco to grow and manage growth profitably, build or maintain relationships with customers and retain management and key employees, capital expenditures, requirements for additional capital and timing of future cash flow provided by operating activities and the demand for digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and Holdco; (5) the level of redemptions by Vine Hill’s public shareholders which will reduce the amount of funds available for CoinShares and Holdco to execute on their business strategies and may make it difficult to obtain or maintain the listing or trading of Holdco ordinary shares on a major securities exchange; (6) failure of Holdco to obtain or maintain the listing of its securities on any securities exchange after the closing; (7) costs related to the Transactions and as a result of Holdco becoming a public company that may be higher than currently anticipated; (8) changes in business, market, financial, political and regulatory conditions; (9) volatility and rapid fluctuations in the market prices of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and/or Holdco; (10) failure of CoinShares’ and/or Holdco’s digital asset investment products to track their respective target benchmarks; (11) regulatory or other developments that negatively impact demand for the products and services provided by CoinShares and/or Holdco; (12) the outcome of any event, change or other circumstance that could give rise to the inability to consummate the Business Combination; (13) the outcome of any legal proceedings that may be instituted against Vine Hill, CoinShares, Holdco and/or any of their respective affiliates or others; (14) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (15) the risk that the Business Combination disrupts current plans and operations of Vine Hill and/or CoinShares as a result of the announcement and consummation of the Business Combination; (16) treatment of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and/or Holdco, for U.S. and foreign tax purposes; (17) challenges in implementing CoinShares and/or Holdco’s business plan due to operational challenges, significant competition and regulation; (18) being considered to be a “shell company” or “former shell company” by the securities exchange on which Holdco ordinary shares will be listed or by the SEC, which may impact the ability to list Holdco ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of Holdco’s securities; (19) trading price and volume of Holdco ordinary shares may be volatile following the Transactions and an active trading market may not develop; (20) Holdco shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities of Holdco; (21) investors may experience immediate and material dilution upon the closing as a result of the Vine Hill Class B ordinary shares held by Vine Hill Capital Sponsor I LLC, since the value of the Holdco ordinary shares received by Vine Hill Capital Sponsor I LLC in exchange for such Vine Hill Class B ordinary shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of Holdco ordinary shares at such time is substantially less than the price per share paid by investors; (22) conflicts of interest that may arise from investment and transaction opportunities involving Holdco, CoinShares, their respective affiliates and other investors and clients; (23) digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (24) risks relating to the custody of CoinShares’ and Holdco’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause CoinShares or Holdco, as applicable, to lose some or all of its digital assets; (25) a security breach, cyber-attack or other event where unauthorized parties obtain access to CoinShares’ or Holdco’s digital assets, as a result of which CoinShares or Holdco may lose some or all of their digital assets temporarily or permanently and their financial condition and results of operations could be materially adversely affected; (26) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value of digital assets and adversely affect CoinShares’ and/or Holdco’s business; (27) potential regulatory changes reclassifying certain digital assets as securities could lead to the CoinShares’ and/or Holdco’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of CoinShares’ and/or Holdco’s digital assets and the market price of CoinShares or Holdco listed securities; and (28) other risks and uncertainties included in (x) the “Risk Factors” sections of the Vine Hill Annual Report on Form 10-K and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by Holdco, CoinShares and/or Vine Hill. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. None of Vine Hill, CoinShares or Holdco undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by Vine Hill’s, CoinShares’ or Holdco’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Vine Hill’s, CoinShares’ or Holdco’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Vine Hill, CoinShares or Holdco will, or are likely to, generate going forward.